Directview Holdings, Inc.
7700 West Camino Real, 4th Floor
Boca Raton, FL 33433
telephone (561) 750-9777
telecopier (561) 750-9795
rralston@directviewinc.com

October 30, 2009

'CORRESP'

Mail Stop 3561

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director
Reid Hooper, Staff Attorney
Robert Littlepage, Accounting Branch Chief
Melissa Kindelan, Staff Accountant

Re:	Directview Holdings, Inc. (the "Company")
Amendment No. 1 to registration Statement on Form 10-12G
Filed September 22, 2009
File No. 000-53741

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated October 1, 2009.  The Company has filed Amendment No. 2 to the Registration Statement on Form 10 in response to the staff’s comments.

Following are the Company’s responses to the staff’s comments contained in its letter dated October 1, 2009.  Under separate cover the Company will provide Mr. Hooper with a courtesy copy of the Amendment No. 2 to the Registration Statement on Form 10, marked to show changes and keyed to the staff’s comments.

General

1.
Please amend your filing to update your financial statements under the requirements of Article 8-08 of Regulation S-X.  Also update management’s discussion and analysis and any other disclosures that include financial results.

RESPONSE:  The Company has revised Amendment No. 2 to reflect the updated financial statements as of June 30, 2009 as well as the management’s discussion and analysis and any other disclosures that include financial results.

Liquidity and Capital Resources, page 21

2.
We note the additional discussion added on page 22 in response to our previous comment nine in our letter dated August 21, 2009, regard liquidity and capital resources over the next twelve months.  Please amend your filings to update this discussion to be as the date of your most recent financial statements, which should be as of June 30, 2009.

RESPONSE:  The Company has revised Amendment No. 2 to reflect the updated discussion regarding liquidity and capital resources as of June 30, 2009.

We trust the foregoing responds to the staff's comments.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Roger H. Ralston
Roger H. Ralston
Chief Executive Officer

cc:	Sherb & Co., LLP

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